UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

A copy of the Third Amended and Restated Program License Agreement between Televisa, S.A. de C.V., a Mexican corporation, as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. described in the 6-K furnished to the SEC on January 23, 2009 is furnished herewith.

EXECUTION COPY

THIRD AMENDED AND RESTATED PROGRAM LICENSE AGREEMENT

This THIRD AMENDED AND RESTATED PROGRAM LICENSE AGREEMENT (this “Agreement”) is entered into as of January 22, 2009 by and between Televisa, S.A. de C.V., a Mexican corporation, as successor in interest to Televisa Internacional, S.A. de C.V. (hereinafter “Licensor”) and Univision Communications Inc., a Delaware corporation (“Licensee” or “UCI”), and amends and restates that certain SECOND AMENDED AND RESTATED PROGRAM LICENSE AGREEMENT (the “Second Amended and Restated Program License Agreement”) made as of the 19th day of December, 2001 by and between Televisa Internacional, S.A. de C.V. and Licensee.

WHEREAS, Licensor has or will have rights in the United States of America, including all territories and possessions thereof including Puerto Rico (the “Territory”), to license certain television programs in the Spanish language or with Spanish subtitles produced by and to be produced by Licensor and other entities controlled by Grupo Televisa, S.A.B. (“GT”) (GT and all of the companies it controls, including Licensor, being hereinafter referred to collectively as “Televisa”).

WHEREAS, Licensee operates the Networks and the Stations.

WHEREAS, Licensee desires to acquire the right to broadcast in the Territory over the Networks, programs produced, to be produced or otherwise marketed by Televisa and Licensor is willing to grant such a license upon the terms, provisions and conditions herein set forth.

WHEREAS, Venevision International Corporation (“Venevision”) previously entered into a Second Amended and Restated Program License Agreement, dated as of December 19, 2001 (the “Venevision Agreement”), with the Licensee to license certain television programming for broadcast in the Territory, and nothing herein is intended to, or does, alter or limit any rights or obligations of Venevision or Univision (as between it and Venevision) under the Venevision Agreement or the Participation Agreement, dated October 2, 1996, by and among Licensee, A. Jerrold Perenchio, GT, Gustavo A. Cisneros, Ricardo J. Cisneros and Corporacion Venezolana de Television (Venevision) C.A. (to the extent still in effect).

WHEREAS, Licensor acknowledges that Licensee has agreed to provide certain benefits in this Agreement in consideration of the releases provided in the Mutual Release and Settlement Agreement, as of even date herewith, by and among Licensee, Licensor and Telefutura Network.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1.           License of Programming.

(a)           Pursuant to the terms and conditions hereof, Licensor hereby grants Licensee and its subsidiaries the exclusive license to broadcast in the Territory all Programs throughout the Term on the Networks.

(b)           Licensee shall not broadcast any first-run Program (other than news) on any of the Networks between the hours of 1:00 a.m. and 9:00 a.m. unless Licensee reasonably believes that it is commercially reasonable to broadcast such Program during such period.

1.2           For purposes of this Agreement only:

(a)           “Programs” means

(i)           programs initially produced in the Spanish language or programs with Spanish subtitles, produced by third parties or co-produced by Televisa with third parties to which Televisa owns sole television broadcast rights in the Territory (and which is not a Co-Produced Program (as defined below));

(ii)           except as otherwise expressly provided in this Agreement, all programs initially produced in the Spanish language or programs with Spanish subtitles, previously produced directly or indirectly by or for Televisa and to be produced directly or indirectly by or for Televisa for broadcast at any time to which Televisa owns television broadcast rights in the Territory and which are available for broadcast including, without limitation, in the following categories:  novelas, musicals, variety shows, situation comedies, game shows, talk shows, children’s shows, news shows, cultural and educational programs, and sports programs; and

(iii)           movies produced by Televisa or third parties or co-produced by Televisa and a third party(ies) (in the case of movies produced by third parties or co-produced by Televisa and a third party(ies), only if Televisa has obtained from such third parties (and did not previously have) the rights to such movies in the Territory after the date hereof) and for which Televisa owns the television broadcast rights in the Territory, from and after the time that such movies become available for free television broadcast in the Territory.

If Licensor only owns such television broadcast rights to a Program in a portion of the Territory and not some other portion (e.g., Puerto Rico, Guam, etc.), the license granted under Section 1.1 shall be limited to only that portion of the Territory as to which Licensor holds such rights for such time as Licensor holds rights only in a portion of the Territory.

Each Program shall be available for license to Licensee in the Territory pursuant to the terms of this Agreement upon the first to occur of (x) the date when such Program is initially broadcast by Televisa or (y) the date when such Program is first made available for broadcast by any third party.

Except as provided in Section 1.2(a)(iv), if Licensor or Televisa shall produce directly or indirectly any Spanish Language or Spanish subtitled programming for broadcast in the Territory it shall be deemed a Program subject to the terms and conditions of this Agreement.

(iv)           The term “Programs” does not include Special Programs (other than Televisa Produced U.S. Special Programs) or Co-Produced Programs (each as defined below) or soccer games played by teams in the Mexican Soccer League.

(b)           “Co-Produced Programs” means programs originally produced for broadcast in the Spanish language or with Spanish subtitles, previously produced, or to be produced, by Televisa for broadcast pursuant to co-production agreements with unaffiliated third parties or produced by unaffiliated third parties (in each case, other than any co-production agreements directly or indirectly with any broadcaster in and to the Territory):

(i)           under which Televisa does not own the right to permit the broadcast of such program in the Territory and/or

(ii)           under which Televisa is required to share with such third parties the revenue derived from the broadcast of such program in the Territory.

No program that would otherwise be a Program under Section 1.2(a)(ii) shall become a Co-Produced Program solely because Televisa licenses or sells distribution rights in the Territory prior to or during production of such program and Televisa shall not enter into any agreement to the contrary.

In order for a program to be a Co-Produced Program, some material property right underlying such program must be provided by such unaffiliated third party described above and such unaffiliated third party must participate in the development and production of the program in exchange for such third party’s distribution rights in the Territory or participation in distribution revenues from the Territory.

If Televisa intends to enter into an agreement or arrangement with respect to a program that it believes will be a Co-Produced Program under this Agreement, Televisa will provide UCI with written notification of such intention at least 20 days prior to entering into any such agreement or arrangement, along with the basis for Televisa’s belief that such program should be characterized as a Co-Produced Program solely for the purpose of permitting UCI to monitor compliance by Televisa with the provisions contained herein relating to Co-Produced Programs, it being agreed that UCI and its Affiliates shall keep confidential such notice information contained therein, shall not use such notice or information for its own account and shall not contact or engage in discussions with any Person other than Televisa with respect to such agreement or arrangement.

Subject to the following paragraph, nothing contained in this Agreement shall prevent Licensor or Televisa from licensing broadcast rights (in exchange for cash or other in-kind services or property other than Programs) for territories other than the Territory to programs initially produced in the Spanish language or programs with Spanish language subtitles that are developed and produced in the Territory by unaffiliated third party producers located in the Territory, including broadcasters, provided that neither Licensor nor Televisa has participated in any way in the development or production of any such program.

In the case of novelas, if Licensor or any of its Affiliates, (a) enters into an agreement or arrangement with respect to the co-production of a novela or (b) sells or transfers a novela script or format to any third party, and (x) Licensor or any Affiliate owns or obtains Mexican broadcast rights to such novela during the Term and (y) broadcast rights in the Territory exist during the Term, then Licensor must cause such novela to be a Program hereunder.

Televisa agrees that it will use good faith efforts not to structure arrangements or agreements with respect to programs in a manner intended to cause such programs not to be considered Programs hereunder.

(c)           “Affiliate” of a person means any person that directly or indirectly controls, is controlled by, or is under common control with the person in question.  For the purposes of this Agreement, “control”, when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.  Affiliate shall not mean (i) any television station that has entered into an affiliation agreement with the Networks but is otherwise not an Affiliate of UCI, (ii) any Person that controls GT, (iii) any person under common control with, but not directly or indirectly controlled by, GT, (iv) any one of the investor groups that own the equity interests in Broadcast Media Partners Holdings, Inc. or any person that controls any one of such investor groups, or (v) any person controlled by any of such investor groups other than (x) Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc. or UCI, (y) any subsidiary of or other person directly or indirectly controlled by Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc. or UCI or (z) any person formed by such investor groups to own a direct or indirect interest in UCI.

(d)           “broadcast” means all electronic forms or other means now known or hereafter developed of transmission and re-transmission, including but not limited to over-the-air television, cable television, low power television, multi-point distribution systems, wire, fiber optics, microwave, and satellite, except for purposes of delivery of the Programs pursuant to Section 3.

(e)           “Galavision Network” means the Galavision Spanish language television network of affiliated cable television systems and other affiliated broadcast outlets broadcasting the Galavision Network in the Territory.

(f)           “Networks” means the Univision Network, the Galavision Network, the Telefutura Network, and any Spanish language television network of affiliated television broadcast stations, cable systems and other affiliated broadcast outlets broadcasting over the Stations in Puerto Rico as set forth in clause (ii) of the definition of “Stations” (in each case, for so long as it is owned by Licensee or any of its subsidiaries).

(g)           “Stations” means, without duplication, (i) those television broadcast stations, cable television systems and other broadcast outlets affiliated with the Networks that are now or hereafter directly or indirectly majority owned and operated by UCI or a direct or indirect subsidiary of UCI or with respect to which UCI or a direct or indirect subsidiary of UCI has the right to designate a majority of the board or similar governing body, and in each case, which broadcast in the Spanish language format; and (ii) WLII and WSUR in Puerto Rico.

(h)           “Telefutura Network” means the Telefutura Spanish language television network of affiliated television broadcast stations, cable systems and other affiliated broadcast outlets broadcasting the Telefutura Network in the Territory.

(i)           “Univision Network” means the Univision Spanish language television network of affiliated television broadcast stations, cable systems and other affiliated broadcast outlets broadcasting the Univision Network in the Territory.

1.3           Licensor and its Affiliates shall have the right and ability to, and to permit others to:

(a)           transmit or retransmit via satellite which receives its signal from any earth station or other facility in Mexico (or any substitute or back haul facility outside of Mexico but serving Mexico, so long as such signal is encrypted) to any television station in or cable system serving Mexico, any Programs which may also be covered by this Agreement, notwithstanding the fact that such transmissions or retransmissions may be incidentally viewed in the Territory;

(b)           transmit or retransmit from any television station located in Mexico any Programs which may also be covered by this Agreement, notwithstanding the fact that such transmissions or re-transmissions may be incidentally viewed in the Territory;

(c)           transmit via satellite to any direct-to-home subscribers located outside the Territory, any Programs which may also be covered by this Agreement, notwithstanding the fact that such transmissions may be intercepted by unauthorized recipients in the Territory;

(d)           transmit via the Internet (x) Licensor’s national network evening news broadcast and up to a 15 minute sports program, both of which in the aggregate last no more than one hour per day, (y) religious service telecasts, and (z) charitable and non-commercial specials (e.g., telethons and presidential speeches).

Notwithstanding the foregoing exceptions, neither Licensor nor its Affiliates shall consent to, and each shall use its commercially reasonable efforts to prohibit,

(i)           The transmission or retransmission of such Programs by

(x)  any television station in the Territory,

(y)  any cable system in the Territory that is located beyond 35 miles from the community of license of any transmitting television station in Mexico transmitting the Programs (any such cable transmission or re-transmission within such 35 mile limit being hereby expressly permitted) or

(z)  any other means of broadcasting in or into the Territory, and

(ii)           the sale of any direct-to-home or similar services, or any mechanical device, authorization code or other access devices, to persons located in the Territory for the purpose of receiving Programs in contravention of this Section 1.3.

To the extent that Licensor has the right to transmit or retransmit under clause (b) and (d) above, Licensor shall have the right to market and promote and otherwise generate revenues (including, but not limited to, the sale of advertising time) attributable to the ability of viewers in the Territory to receive Programs contained in such transmissions.  Licensor and Licensee acknowledge and agree that this Section 1.3 is intended solely to insure that Licensor will not be in violation of this Agreement merely because transmissions or retransmissions from stations located in Mexico or transmissions or retransmissions from satellite signals intended for television stations, cable systems or direct-to-home subscribers outside the Territory, and over the Internet as provided above, may be incidentally viewed by unauthorized recipients in the Territory, and is not intended to give Licensor any right to broadcast, or license others to broadcast, Programs intended for viewing or which may be viewed in the Territory other than in accordance with the other provisions of this Agreement. The Program License Agreement, dated as of May 31, 2005, by and between GT and Licensee is hereby terminated and shall have no further force or effect.

2.           Notification, Acceptance and Licensing of Programming.  Not less than once in each calendar quarter during the term of this Agreement, Licensor will deliver a written notice (an “Availability Notice”) to Licensee specifying all Programs which (a) have become available for license by Licensee since the delivery of the preceding Availability Notice or (b) may no longer be available to Licensee for license hereunder.  Upon the request of Licensee, Licensor shall deliver to Licensee whatever materials are reasonably available with respect to any Program available for license, at Licensee’s expense to the extent Licensee requests more than a videotape pilot or representative episode with respect to a new Program.  If Licensee desires to license any Programs, it shall notify Licensor of its acceptance in writing (an “Acceptance”) at any time.  Such Acceptance shall specify the name of the Accepted Program and such other information as may reasonably be requested by Licensor.  An Acceptance shall constitute the acceptance of the license by Licensee of the Program(s) and upon receipt by Licensor of such Acceptance, the Program(s) covered by each such Acceptance shall without further action be automatically licensed to Licensee on the terms and conditions of this Agreement and be an “Accepted Program.”

3.           Delivery, Expenses And Use Of Programs.

3.1           Following Licensee’s sending an Acceptance with respect to a Program pursuant to Section 2 of this Agreement, Licensor shall deliver to Licensee, at Licensee’s expense, a visual and aural reproduction of each such Program either (at Licensee’s election and subject to Licensor’s reasonable ability to comply with such election) via satellite (at Licensee’s risk of loss if delivery via satellite is requested less than 48 hours in advance of scheduled broadcast) or on such form of videotape, disc or other device as reasonably requested by Licensee, formatted and suitable for broadcast in the Territory as reasonably requested by Licensee in accordance with its broadcast standards and practices, as soon as available.  Programs will be deemed delivered by Licensor when transmitted to the satellite, when actually received if shipped by freight, or when made available through permission to re-transmit the signal of an affiliate of Licensee.  Licensee shall inform Licensor when it intends to undertake up-conversion of Programs to HD or down-conversion of Programs from HD, and will specify the HD format and up-conversion and/or down-conversion methods and standards that it intends to use.  In the event Licensee uses as a basis for converting programs to HD format the standards determined, from time to time, by the National Television System Committee or Advanced Television System Committee (or one of their successors), Licensee shall not require approval from Licensor for the up-conversion or down-conversion described in this paragraph; otherwise, Licensee shall require approval from Licensor, which shall not be unreasonably withheld or delayed.  Once format(s) and conversion method(s) have been established by the procedure set forth in the immediately preceding sentence, Licensee may use such format(s) and conversion method(s) to up-convert or down-convert Programs.

3.2           Licensee agrees that as soon as practicable following receipt of delivery of any Program via satellite or on video tape, disc or other device, it will examine such delivery to determine whether it is physically suitable for broadcast and notify Licensor immediately upon detecting any defect rendering such delivery unsuitable for broadcast.  In such cases, Licensor shall promptly re-deliver such Program at its own expense either (at Licensee’s election) via satellite or on a physically suitable videotape, disc or other device designated by Licensee.

3.3           Licensee agrees to return to Licensor each video tape, disc or other device of a Program delivered by Licensor on the reels and in the containers in which it was shipped, in the same condition as received, reasonable wear and tear through proper use excepted, as soon as practicable after Licensee and its subsidiaries has made all broadcasts of such Program that it plans to make within the next 12 months.  Licensee shall pay all costs of returning the videotapes, discs or other devices to Licensor.  Should Licensor request that the video tape, disc or other device be sent to a location other than Licensor’s warehouse, Licensor will bear responsibility for shipping costs above those which would have been applicable for shipping to Licensor’s warehouse.  Licensor agrees to re-deliver to Licensee any Program previously returned to Licensor that Licensee or any subsidiary of Licensee desires to re-broadcast during the Term.

3.4           The videotapes, discs or other devices shall at all times remain the property of Licensor subject to Licensee’s rights as herein provided.  The risk of loss, damage, destruction or disappearance of any tape shall be borne by Licensee from the time of delivery to Licensee until the return thereof to Licensor or Licensor’s designee and as to any video tape, disc or other device or part thereof lost, stolen, destroyed or damaged after delivery to Licensee and before the return thereof, Licensee shall pay Licensor the cost of replacement thereof, which payment shall be limited to the cost of replacing the raw video tape, disc or other device.

3.5           Except as provided herein, Licensee will not, and will not authorize others to copy, duplicate or re-license any Program unless necessary for Licensee’s or its Affiliates own exploitation of broadcast rights as permitted hereunder.  Any duplicate or copy of any part of the Program (including trailers) made by Licensee for its own purposes will be erased following all anticipated broadcasts as permitted hereunder of the Program within the next 12 months.  Upon receipt of written request from Licensor, an officer of Licensee shall certify in writing the destruction of all such copies.

3.6           Licensor will furnish to Licensee glossy prints of still photos, synopses, cast lists and all other promotional material for the promotion and exploitation of the Programs, if available.  Licensor grants (and will cause its Affiliates to grant) to Licensee and its Affiliates the right to use and license others to use Licensor’s name and, unless Licensee is advised by Licensor that rights of Licensor are limited (in which case, to the extent not limited), to use and license others to use the name and likeness of, and biographical material concerning, each star, featured performer, writer, director and producer in the Programs and the titles of each Program and fictitious persons and locales therein, for advertising and publicity, of the Programs, and any broadcaster or sponsor thereof, but not for direct endorsement of any product or service, provided that any such use will protect the copyrights of Licensor.  To the extent available to Licensor or its Affiliates after reasonable efforts, Licensor will furnish Licensee with music cue sheets for the Programs and the information necessary for administration of rights payments and compliance with Section 507 of the Federal Communications Act of 1934, as amended concerning broadcast matter and disclosures required thereunder, insofar as that Section applies to Persons furnishing program material for television broadcasting (“Section 507”).  Subject to the foregoing and subject to Licensor’s reasonable prior approval, Licensee shall have the right to produce its own promotional material for or from the Programs.  Televisa shall permit Televisa’s proprietary artists to appear on or for Licensee or its Affiliates for promotional or programming purposes at mutually agreeable times (which agreement shall not be unreasonably withheld), at Licensee’s expense, it being agreed that Televisa may not be able to require an artist to appear, all requests to and contacts with artists shall be made through a Televisa representative designated by Televisa (provided that if the designated representative of Licensee for these purposes has requested in writing to the designated representative of Televisa for these purposes to be informed as to whether an artist is under contract with Televisa and Televisa has not responded to Licensee within seven days of receipt of such request, Licensee may try to contact such artist without going through Televisa), and Televisa shall not be required to approve any appearance which would interfere in any material respect with Televisa’s operations or productions.

3.7           Except as provided in Section 3.8 below, Licensee agrees to include in its broadcast of Programs all copyright notices and all credits made part of each Program including but not limited to stars, directors, producers and writers.

3.8           (a)           When requested by Licensee, Licensor in consultation with Licensee shall edit episodes of Programs in order to (i) end novelas by creating recaps on a limited basis to cause the final episode to be broadcast at strategically competitive times (i.e., Thursday and Friday) and (ii) reduce the length of credits so that the opening credits are no longer than 90 seconds in length and closing credits are no longer than 30 seconds in length.

(b)           Licensee shall have the right to edit and make changes, additions and deletions to Programs in order to (i) eliminate internal credits when episodes of a Program air back-to-back, (ii) adjust Program length to standard U.S. format lengths (i.e., 30-60-90-120 minute lengths) by changing starts or finishes (with other desired edits for such purpose to be provided under paragraph (a) above), (iii) insert commercials during natural breaks in the Program and (iii) comply with applicable government rules and regulations, including FCC regulations and Licensee’s broadcast standards and practices from time to time in effect.

(c)           When requested by Licensee, Licensor in consultation with Licensee may (in its discretion which must be reasonably exercised) edit episodes of Programs in order to (i) eliminate or consolidate episodes that contain more than 15 minutes of recap material, (ii) eliminate any material that is not relevant to U.S. Hispanic audiences (i.e., phone numbers, addresses, contest rules, etc.), and (iii) facilitate wind-up of cancelled Programs.

(d)           When requested by Licensee, Licensor in consultation with Licensee may (in Licensor’s sole discretion) edit episodes of Programs in order to (i) eliminate storylines and segments in good faith deemed by Licensee to be undesirable or unacceptable to U.S. audiences (e.g., strong sexual content) and (ii) reformat Programs to a maximum of 2 hours per episode.

The editing rights hereunder shall be subject to applicable law and applicable contractual rights of unaffiliated third parties of which Licensor informs Licensee in writing at the time of delivery to Licensee of such Program (provided that Licensor agrees to use (and to cause its Affiliates to use) good faith efforts not to permit to exist any such contractual restrictions).  Licensee will pay for editing performed by Licensor at Licensor’s incremental cost.

3.9           a)           Licensor and Licensee intend to cooperate effectively in order to exploit reasonable opportunities for product placement and integration in Programs to be broadcast in the Territory.

(b)           Each of Licensor and Licensee shall appoint a single person to act as point of contact for such efforts.  Such persons shall cooperate to make each party aware of commercial opportunities for product placement or integration in Programs to be broadcast in the Territory.

(c)           The parties will work together so that, to the extent technologically feasible, Licensee, with prior approval of Licensor (which may be withheld in its sole discretion), may substitute products sold by Licensee in exchange for products placed by Licensor in recorded Programs, so long as such substituted placement does not adversely affect in any way, as determined by Licensor in its sole discretion, the artistic quality and/or integrity of the Program.  By way of example and not in limitation, Licensor may determine not to approve such substitutions in the relevant recorded Programs if any person or entity, including but not limited to any director, producer or actor in or of such recorded Program, in his, her or its sole and absolute discretion does not want the substitution, or if Licensor believes that proposing such substitution would harm its relationship with such director, producer or actor.  For the avoidance of doubt, none of Licensee or its Affiliates shall substitute products in Programs aired simultaneously, by Licensor and Licensee.  An Affiliate of Licensor which is capable of effecting such substitution will have the right of first offer to perform such substitution.  For the avoidance of doubt, revenues with respect to substitution as provided in this paragraph shall be included in the Royalty Base.

(d)           Licensor will consider in good faith requests of Licensee, made from time to time, to effectuate product placement and/or integration by Licensee’s advertisers in Programs during their production and/or post-production stage.  However, Licensor shall have no obligation to effectuate such product placement and/or integration and Licensor shall make the determination as to whether to comply with such requests in good faith.  By way of example and not in limitation, Licensor may determine not to comply with such requests if any person or entity participating during the production and/or post-production of the Program in question, including without limitation, any director, producer or actor in or of such Programs, in his, her, or its sole and absolute discretion does not want the product placement and/or integration, or if Licensor believes that proposing the product placement and/or integration would harm its relationship with such director, producer or actor.  In the event that Licensor does effectuate product placement and/or integration during production or post-production of any Programs by Licensee’s advertisers, Licensee will pay the costs for such placement and/or integration (which such costs will need to be agreed between Licensee and Licensor prior to effectuation of the product placement and/or integration) upon provision by Licensor of appropriate documentation evidencing such costs. For the avoidance of doubt, revenues with respect to placement and/or integration as provided in this paragraph shall be included in the Royalty Base.

3.10           Subject to Section 7.1 and Licensee’s remedies for a breach thereof, Licensor may, at its sole and absolute discretion, withdraw any Program and terminate any license with respect to such Program if Licensor reasonably determines that the broadcast thereof is likely to:  (i) infringe the rights of third parties, (ii) violate any law, court order, governmental regulation or ruling of any governmental agency, (iii) otherwise subject the Licensor to any material liability.  In addition Licensor reserves the right to withdraw any Program prior to the conclusion of the applicable Broadcast Period if, for any reason, the Program is no longer being produced by or available to Televisa, provided that, Licensor may not withdraw such Program pursuant to this sentence to the extent it has already been produced in its entirety (on an episode-by-episode or season-by-season basis, as applicable).  In the event of any such withdrawal or termination, Licensor shall give Licensee as much notice as possible, and the parties shall have no obligations to each other with regard to Programs not produced, subject to Section 7.1 and Licensee’s remedies for a breach thereof.

3.11           Notwithstanding anything herein to the contrary, any incremental cost or expense of Licensor relating to this Section 3 that would not have been applicable prior to December 19, 2001, shall be borne by Licensee.

4.           Royalties and License Fees.

4.1           (a)           Licensee shall pay Licensor henceforth (and retroactively between January 1, 2009 and the date hereof) a royalty (the “Royalty”) in cash in an aggregate amount equal to

(i)           9.36% of the Royalty Base, plus

(ii)           2.02% of the excess, if any, of the Royalty Base over $1,548,500,000.

(b)           Licensee will, and will cause its Affiliates to, ensure that the pricing of vignettes and other similar short-form programs included in the Royalty Base is expressly identified and set forth in a written agreement or invoice with the applicable advertiser or sponsor.

(c)           Licensee agrees that it will, and will cause its Affiliates to, use good faith efforts not to structure arrangements or agreements in a manner intended to cause revenues of transactions or series of related transactions that would otherwise be included in the Royalty Base not to be included in the Royalty Base and will ensure that each of the Packaged Sales Transaction Process, Vignettes Transaction Process, and Allocations are made at arm’s length and in good faith.

(d)           For purposes of this Agreement only:

(i)           “Allocations” means allocations made by Licensee or its Affiliates of revenues from transactions, or series of related transactions, that are both (A) excluded in part from the definition of the Royalty Base; and (B) included in part in the definition of the Royalty Base.

(ii)           “Audience Deficiency” means the failure of Licensee or its subsidiaries to deliver the total number of rating points, thousands of viewers and/or impressions guaranteed to an advertiser by Licensee or its subsidiaries, determined on an Excluded Match by Excluded Match basis (but not a game by game basis) and advertiser by advertiser basis by deducting the actual audience delivered (based on the audience demographic specified in the related advertising contract) for the Excluded Matches, as determined by Nielsen or a similar independent rating service from the audience guaranteed for the Excluded Matches (based on the audience demographic specified in the related advertising contract).

(iii)           “Audience Deficiency Units” means advertising spots aired by Licensee or its subsidiaries on the Networks or (to the extent Licensee is subject to contractual obligations to provide such spots on Stations and Licensee has a system to track such obligations) Stations to satisfy, make up or compensate for an Audience Deficiency.

(iv)           “Duration” shall be the airtime used (calculated based on seconds) for exhibiting a commercial, sponsored promotional material or any other type of advertising (other than up to an aggregate of 10 seconds of a billboard or bumper for which such 10 seconds Licensee or its Affiliates do not charge and which is part of commercial advertising time for which Licensee or its Affiliates do charge with respect to at least 30 seconds in the aggregate).

(v)           “Excluded Matches” means (a) the World Cup, Copa Oro and Copa America soccer games (including the opening and closing ceremonies of each of the foregoing) and programming immediately preceding, immediately following, or during half-times or other scheduled breaks of such games and (b) the World Cup Draw Ceremony (provided that, for the avoidance of doubt, an Excluded Match may include less than a full soccer game if the broadcast of the game is interrupted for other broadcasting, including another game, for no more than 45 minutes or the  airing of the game commences no more than 45 minutes after commencement of the actual game, in each case so long as such broadcast is initially intended to run through completion of such game, and clips or vignettes are not Excluded Matches).

(vi)           “Excluded Matches Advertising Revenue” means all revenues (whether or not such sources of revenue are now or hereafter in existence) billed or billable by or on behalf of Licensee to any third party in relation, directly or indirectly, to any type of sale of advertising (including, but not limited to, revenue from times sales for advertising, product placements or integration, in-program sponsorships and similar revenue) contained in any broadcast, rebroadcast, use, transmission, delivery or other distribution (whether such broadcast, rebroadcast, use, transmission, delivery or other distribution is on an advertising basis, subscription basis, or otherwise and by whatever name, categorization or characterization thereof) of the Excluded Matches substantially in full (as described in the definition of “Excluded Matches”) on the Networks and the Stations, less advertising agency commissions, volume discounts, and prompt pay discounts actually paid to or retained by third parties or incurred and deducted by third parties.   It is agreed that Excluded Matches Advertising Revenue shall not include any advertising revenue derived from any programming other than the Excluded Matches, such as but not limited to, (A) any advertising time  provided as an incentive or inducement for any third party to purchase time during Excluded Matches, (B) any advertising time or vignettes sold as a package with advertising on Excluded Matches but to be aired during any programming other than the Excluded Matches, or (C) any Audience Deficiency Units arising out of the exhibition of Excluded Matches.   The calculation of any advertising revenue referenced in the immediately preceding sentence will be based on the Unit Rate and Duration of the applicable advertising, and determined on an Excluded Match-by-Excluded Match basis (but not a game-by-game basis) and advertiser-by-advertiser basis.  For the sake of clarity, any Audience Deficiency Units that are provided due to an Audience Deficiency with respect to an Excluded Match other than an Audience Deficiency Unit provided in an Excluded Match shall be included in the calculation of the Royalty Base.  For purposes of calculating “Excluded Matches Advertising Revenue,” media for media barter shall be valued at 100% of fair value determined by reference to the Unit Rate, and all other barter transactions will be included at 100% of fair value of the goods or services received by Licensee in consideration for the advertising time.

(vii)           “Grandfathered Programs” has the meaning given to such term in the Amended and Restated International Program Rights Agreement, dated as of December 19, 2001, by and between Licensee, GT, and Venevision.

(viii)          “JSA Income” means income received by any of Licensee and its subsidiaries under joint marketing and sales agreements for stations owned, but not operated, by Licensee or any of its subsidiaries, and affiliated with one of the Networks.

(ix)           “National Representation Commissions” means fees charged by any of Licensee and its subsidiaries to their non-owned and non-operated affiliates for acting as a national television advertising sales representative.

(x)           “Net Advertising Revenue” means all revenues (whether or not such sources of revenue are now or hereafter in existence) billed or billable by or on behalf of any of Licensee and its Affiliates to any third party in relation, directly or indirectly, to any type of sale of advertising (including, but not limited to, revenue from times sales for advertising, product placements or integration (including, but not limited to, product placements or integration as contemplated by Section 3.9), in-program sponsorships and similar revenue) attributable to the contemporaneous or delayed viewing (by whatever name, categorization or characterization thereof) of any program (including without limitation Programs, Special Programs, Co-Produced Programs, Grandfathered Programs and/or other programs) on the Networks and/or Stations, less advertising agency commissions, volume discounts, and prompt pay discounts actually paid to or retained by third parties or incurred and deducted by third parties; provided that for purposes of calculating Net Advertising Revenue, media for media barter shall be valued at 100% of fair value determined by reference to the average unit price for advertising sold for cash to third parties in the programs in which the barter is aired and all other barter transactions will be included at 100% of fair value of the goods or services received by any of Licensee and its subsidiaries in consideration for the advertising time; provided, further, that for the avoidance of doubt, the use of unsold inventory by Licensee or its subsidiaries or Licensor as provided in Section 6 or by Venevision shall not be considered advertising revenue for the purpose of or be included in calculating Net Advertising Revenue.  Notwithstanding the foregoing, if Licensee or its subsidiaries sells or acquires a business or assets to or from a third party (that is not a subsidiary of Licensee) in which Network or Station advertising time is committed to such third party in the case of a sale or all or a portion of the consideration is advertising time in the case of an acquisition, Licensee will provide Licensor with its reasonable determination of the relative fair value (as such concept is described in Emerging Issues Task Force Issue 00-21 or any successor issue or standard) of such advertising time and the basis of such determination.  If Licensor disagrees with Licensee’s determination, Licensor may require Licensee to engage a nationally recognized appraisal firm to determine the relative fair value of such advertising time; provided that Licensee will not be required to engage such an appraisal firm if its determination in the immediately preceding sentence had been based on an appraisal of such a nationally recognized appraisal firm.  The value of such advertising time as calculated pursuant to the two preceding sentences shall be included in the calculation of the Royalty Base.  Nothing in this definition is intended to or shall be deemed to modify Section 1.1(a) hereof or the license granted pursuant thereto or to in any way permit any use of Programs other than the broadcast of Programs during the Term on the Networks.

(xi)           “Net Subscriber Fee Revenue” means all revenues (whether or not such sources of revenue are now or hereafter in existence) billed or billable by or on behalf of any of Licensee and its subsidiaries in relation, directly or indirectly, to  the distribution of any of the Networks, Stations, Programs, Special Programs (other than Special Programs produced by Licensee and Special Programs produced by a third party the rights for which were obtained by Licensee without any assistance or efforts by Licensor and/or its Affiliates), Co-Produced Programs and/or Grandfathered Programs (whether such distribution is advertising-based, subscription-based, or otherwise and by whatever name, categorization or characterization thereof, including, but not limited to, payments from multiple systems operators characterized as a fee for insertion of commercials in the Networks, Stations, Programs, Special Programs (other than Special Programs produced by Licensee and Special Programs produced by a third party the rights for which were obtained by Licensee without any assistance or efforts by Licensor and/or its Affiliates), Co-Produced Programs and/or Grandfathered Programs, including, but not limited to, cable, fixed telephone line, satellite, and other distributor and telecommunications subscriber fees or similar fees related to distribution of any of the Networks, Stations, Programs, Special Programs (other than Special Programs produced by Licensee and Special Programs produced by a third party the rights for which were obtained by Licensee without any assistance or efforts by Licensor and/or its Affiliates), Co-Produced Programs and/or Grandfathered Programs, and retransmission rights fees, but excluding revenues from the distribution of any networks or stations that do not include the Networks, Stations, Programs, Special Programs (other than Special Programs produced by Licensee and Special Programs produced by a third party the rights for which were obtained by Licensee without any assistance or efforts by Licensor and/or its Affiliates), Co-Produced Programs and/or Grandfathered Programs and any advertising revenue related to any Licensee media outlet other than the Networks and Stations up to the amount set forth in Schedule 4.1(d)(xi), which shall be agreed by the parties as soon as possible following the date hereof less any holdbacks and obligatory costs imposed on Licensee or its subsidiaries by third parties (including any amounts which would otherwise constitute “Net Subscriber Fee Revenue” to the extent such amounts are actually paid to non-owned and non-operated affiliates of the Networks) and actually paid by Licensee or its subsidiaries to, or actually retained by, third parties (and which shall not include the value of unsold inventory which Licensee or its subsidiaries has made available to third parties as part of the arrangement to carry any of the Networks, Stations, Programs, Special Programs (other than Special Programs produced by Licensee and Special Programs produced by a third party the rights for which were obtained by Licensee without any assistance or efforts by Licensor and/or its Affiliates), Co-Produced Programs and/or Grandfathered Programs, and in such case, such unsold inventory shall be valued at $0 for purposes of the Royalty Base) such as cable, fixed telephone line and satellite companies and other distributors or telecommunications companies in connection with retransmission consents and expanded cable, fixed telephony or satellite, or other distribution which are related to such subscriber fees and other fees of a similar nature imposed by third parties.  Nothing in this definition is intended to or shall be deemed to modify Section 1.1(a) hereof or the license granted pursuant thereto or to in any way permit any use of Programs other than the broadcast of Programs during the Term on the Networks.

(xii)           “Packaged Sales” means sales to an advertiser in a single transaction or a series of related transactions1 of both (A) advertising (by whatever name, categorization or characterization thereof) whose revenues are included in the Royalty Base; and (B) advertising (by whatever name, categorization or characterization thereof) whose revenues are excluded from the Royalty Base.
_________________________
1 By way of example, a series of related transactions would include, without limitation, (i) negotiations which occur simultaneously/concurrently across multiple platforms based on an advertiser's expressed spending commitment by platform during those negotiations; or (ii) an advertiser, after making a network television-only upfront purchase specifically requesting to reduce that commitment to network and direct the reduced amount to another platform either locally or nationally.  By way of example, an unrelated series of transactions would include, without limitation, discrete transactions resulting from multiple negotiations which take place throughout the year across different platforms as directed by the advertiser and/or its agent.

(xiii)          “Packaged Sales Transaction Process” means the full sales and negotiations process and final result of each transaction, including the original proposed pricing and final pricing, of Packaged Sales.

(xiv)          “Royalty Base” means the sum, calculated on an accrual basis, of (A) Net Advertising Revenue, (B) Net Subscriber Fee Revenue, (C) National Representation Commissions, (D) JSA Income, and (E) all other revenues (whether or not such sources of revenue are now or hereafter in existence) directly or indirectly relating to, based on or derived from any Program, Special Program (other than Special Programs produced by Licensee and Special Programs produced by a third party the rights for which were obtained by Licensee without any assistance or efforts by Licensor and/or its Affiliates) , Co-Produced Program or Grandfathered Program in whole or in any part, less Excluded Matches Advertising Revenue.  For the avoidance of doubt, in the event that any amounts are covered by more than one of the items listed in clauses (A)-(E) above, for the purposes of calculating the Royalty Base, any such amounts will be included only once (i.e. no double-counting).  The calculation of the Royalty Base shall be consistent with the calculation attached as Schedule 4.1(d)(xiv) hereto, which shows the calculation of the Royalty Base for the years 2002 to 2007.  Nothing in this definition is intended to or shall be deemed to modify Section 1.1(a) hereof or the license granted pursuant thereto or to in any way permit any use of Programs other than the broadcast of Programs during the Term on the Networks.

(xv)           “Unit Rate” means the average unit price (excluding zero dollar spots and direct response spots) for advertising sold in the applicable programming and/or time slot.

(xvi)           “Vignettes Transaction Process” means the full sales and negotiations process and final result of each transaction, including the original proposed pricing and final pricing (documented as required by Section 4.1(c)), of vignettes and other similar short-form sponsored programs.

4.2           The Royalties shall be paid by Licensee to Licensor currently on a monthly basis on the twelfth business day after the end of each month in a single payment, based upon Licensee’s good faith best estimate at such time of the amounts accrued.  Appropriate adjustments (the “Adjustments”) will be made to Royalties on a quarterly basis within 45 days after the end of each quarter, the full amount of which shall be paid by Licensee or credited in Licensee’s favor against future payments by Licensee, as the case may be, with the next monthly payment of Royalties for any difference between the amounts so paid and those finally determined to have accrued.  In all cases, the calculation of the Adjustments will be made by Licensee as promptly as practicable, but in any case in time to be delivered to Licensor with such payment.

4.3           All payments made pursuant to this section shall be in cash in U.S. currency and shall be accompanied by a royalty calculation, calculated regardless of the amount of Programs licensed hereunder or whether such Programs are broadcast, detailing, by Network, each of the components of the Royalty Base, and setting forth the amount of royalty payable based on the monthly financial information prepared for Licensee’s internal reporting purposes which are estimates and subject to the more formal closing procedures performed quarterly and annually.  Within 45 days after each quarter end, Licensee will provide a royalty calculation including the same categories of information as the monthly royalty statements, showing the calculation of the Royalty Base as reported in its quarterly financial statements, and truing up the monthly financial information to the quarterly financial information.  Prior to delivery to Licensor, all royalty calculations (whether monthly, quarterly, annual or otherwise) shall be reviewed and approved by the highest-ranking accounting officer of Licensee or the executive officer to whom such senior accounting officer reports.  Each of Licensee and Licensor will appoint a contact person who is knowledgeable of the calculation of the Royalty Base to coordinate with each other, and Licensee’s contact person will provide to Licensor further information and documentation as reasonably requested, which may include worksheets and workpapers used for or underlying such calculation.  Starting with its 2009 financial statements, Licensee will include in the segment footnote to its audited financial statements (including those filed with the Securities and Exchange Commission (“SEC”), if any) a line item in the television segment, which will be defined in such footnote, to include only the Royalty Base, except for a reconciling item to adjust barter revenues to fair value to the extent needed.

4.4           The computation of the annual Royalty Base will be reviewed within 90 days of the end of each fiscal year by Licensee’s independent certified public accounting firm.  By the 180th day of each fiscal year, such accounting firm will deliver a certificate to Licensor attesting to the accuracy of the Royalty Base computation, including any Allocations contained therein, and the amount of the royalty payable to Licensor, in all respects material to such Royalty Base; provided, however, that Licensee shall not be in breach of this obligation if a change in the rules governing such accounting firm’s profession results in the issuance of the certificate being prohibited for reasons outside Licensee’s control.  Within the same time period, the chief financial officer of Licensee will deliver a certificate to Televisa attesting to the accuracy of the Royalty Base computation and the amount of the royalty payable to Licensor, in each case in all respects material to such Royalty Base, and the highest-ranking sales officer of Licensee will deliver a certificate to Televisa attesting that the Packaged Sales Transaction Process and Vignettes Transaction Process have been made at arm’s-length and in good faith in all respects material to the Royalty Base.  Licensee shall pay for the preparation of such certificates and their delivery to Licensor.

4.5           In connection with the audit rights contained herein, Licensor may request additional certificates and services either from Licensee’s accounting firm or from a firm of certified public accountants chosen by Licensor.  The fees and expenses of the certified public accountants providing such additional certificates and performing such additional services pursuant to this Section 4.5 shall be paid by Licensor, unless such verification results in an adjustment in Licensor’s favor equal or greater than 5% of the annual amount originally computed by Licensee, in which case such fees and expenses shall be paid by Licensee.  Following delivery of any of the certificates described in Section 4.4, Licensor may, at its election, initiate an audit by an independent auditor (which shall be a firm of certified public accountants) designated by Licensor of the computation of the Royalty Base, the Packaged Sales Transaction Process, the Vignettes Transaction Process and/or Allocations having been made at arm’s-length and in good faith; provided, that with respect to any year, if any certificate is not provided within the time frame set forth in Section 4.4, or if Licensee fails to file its annual report by the time required under the rules of the SEC (assuming for these purposes that it is a publicly reporting company), Licensor may initiate an audit with respect to any time period at any time and from time to time thereafter, until all certificates set forth in Section 4.4 are timely provided and (if required) Licensee’s annual report is timely filed for a subsequent year; provided that such provision and filing shall not terminate any audit then in progress.  Licensee agrees to provide any such certified public accountants with access to all business, financial and accounting records of Licensee and its divisions and subsidiaries that are relevant to determine whether the Royalty Base has been properly computed and/or whether Allocations, Packaged Sales Transaction Process and/or Vignettes Transaction Process have been made at arm’s-length and in good faith, including without limitation agreements described in Section 4.1(b), and to provide reasonable access to relevant personnel of Licensee or any of its Affiliates.  If Licensor’s accountants notify Licensor of a finding that Licensor believes is likely to constitute a breach of this Agreement, Licensor will notify Licensee within 15 days of such notification and will thereafter permit Licensee to meet at a reasonable time and place with such accountants to discuss such finding.

4.6           With respect to Packaged Sales, Licensee shall meet with Licensor each July and January to discuss detailed information, which will be provided reasonably in advance of such meeting, as to the Packaged Sales made in the prior January-June and July-December periods, respectively, by the top fifty advertisers (by dollar amount).  Such information will include a schedule of such top fifty advertisers’ involvement in Packaged Sales, including but not limited to, for each such advertiser, the dollar amount sold and/or allocated by Licensee or its subsidiaries to each media platform or, if applicable, each portion of a media platform or other revenue category to the extent revenues of a media platform or revenue category (or portion of a media platform) may include advertising described in both clauses (A) and (B) of the definition of “Packaged Sales,” and rates, discounts (if applicable), and terms of sales.  For Packaged Sales involving Allocations, the information shall include the dollar amount allocated to each media platform and the allocation methodology used.  For Packaged Sales not involving Allocations, the information shall include final price information for the amount sold in each media platform.  Following each such meeting, Licensor will be entitled to reasonably request additional information of the same type with respect to up to five (5) additional advertisers and their respective sales which are not among such top fifty advertisers, and Licensee agrees to provide such information within six weeks after such request.  Licensor will provide its requests no later than fifteen business days after the conclusion of each such meeting.

4.7           Licensee will provide to Licensor a report within 45 days following the end of the fiscal quarter that included the last game of each Excluded Match that will include a breakdown of the calculation of Excluded Matches Advertising Revenue.   The report shall include, among other things, detailed information of any advertising sold in connection with the Excluded Match that was aired other than during the Excluded Matches, including but not limited to any advertising referenced in the second sentence of the definition of “Excluded Matches Advertising Revenue.”

4.8           Any and all sums payable on account of sales, use or other similar taxes arising out of or relating to the licensing or exhibition by Licensee of the Programs, Special Programs or Co-Produced Programs, in addition to any personal property or other tax assessed or levied by any governmental unit arising out of or relating to the storage or possession of the Programs thereof by Licensee shall be paid by Licensee.

4.9           Licensee may deduct and withhold from any payment to or for the account of Licensor with respect to the Royalties, such amounts as it in good faith determines it is required to withhold with respect to such payment under applicable United States and state tax withholding laws, and shall promptly remit such amounts to the appropriate taxing authority.  Within 30 days of any such remittance, Licensee shall furnish to Licensor the original or certified copy of a receipt evidencing payment, or other evidence of payment reasonably satisfactory to Licensor.  If Licensor has timely filed with Licensee a duly completed Form 4224, 1001, W-8 or W-9, of the Internal Revenue Service (or successor form thereto) or has complied with applicable procedures under state law, entitling it to exemption from, or a reduced rate of, withholding under the applicable law or regulations, the amount withheld shall be accordingly limited.  Licensee shall cooperate in any reasonable manner requested by Licensor to minimize Licensor’s withholding tax liability.

4.10           Licensor agrees not to provide any notice pursuant to Section 4.2 of the Venevision Agreement in such a manner that will result in an increase of the “Program Royalty” (as defined in the Venevision Agreement) payable to Venevision under the Venevision Agreement.

4.11           If Licensee is more than 30 days late in paying any amount due to Licensor under this Section 4, such late amounts shall thereafter bear interest at a rate equal to LIBOR plus 5%, plus any applicable withholding.

4.12           Except as expressly consented to in writing by Televisa (which consent may be withheld in Televisa’s sole and absolute discretion), Licensee shall not directly or indirectly, including but not limited to through its respective subsidiaries or any other Affiliates, enter into or consummate any arrangement to sell, transfer or otherwise dispose of (including, but not limited to, by way of spin-off or other similar transaction) any interest in any Network.  Except as expressly consented to in writing by Televisa (which consent may be withheld in Televisa’s sole and absolute discretion), Licensee shall not directly or indirectly, including but not limited to through its respective subsidiaries or any other Affiliates, enter into or consummate any arrangement to sell, transfer or otherwise dispose of (including, but not limited to, by way of spin-off or other similar transaction) any interest in, transfer operational responsibility for or disaffiliate from the Networks any of the Stations which broadcasts in the Spanish language in any of the top 15 Hispanic markets in the United States (or any Replacement Station thereof) (the “Specified Stations”), except that Licensee shall be permitted to:

(a)           sell or dispose of a Specified Station so long as (i) one or more other station(s) owned and operated by Univision and within the same market as such Specified Station and affiliated with the same Network or Networks as the such Specified Station (a “Replacement Station”) can replace the operations of the transferred station through the operation of the Replacement Station which is reasonably comparable to the Specified Station (including substantially comparable or better coverage), (ii) the total revenues of the Replacement Station are greater than or equal to the total revenues of such Specified Station as of the date of the sale or disposition, and (iii) the Replacement Station shall be a Station for purposes of the Royalty Base, with the national and local revenues of the Replacement Station included in the Royalty Base;

(b)           sell or dispose of a Specified Station if (i) such Specified Station continues to be affiliated with the Network(s) with which it was affiliated prior to such sale or disposition for the Term, (ii) such Specified Station shall continue to be a Station for purposes of the Royalty Base, with the national and local revenues of such Specified Station included in the Royalty Base, and (iii) the acquirer of such Specified Station agrees, in a writing to which Licensor is a party or a beneficiary, to provide revenue information for the station to Licensee and to be bound (and to require any successor acquirer to be bound) by the provisions of this Section 4.12 as though it were a party hereto and such Specified Station continued to be a Specified Station hereunder;

(c)           transfer operational responsibility for a Specified Station if (i) such Specified Station continues to be affiliated with the Network(s) with which it was affiliated prior to such sale or disposition for the Term, (ii) such Specified Station shall continue to be a Station for purposes of the Royalty Base, with the national and local revenues of such Specified Station included in the Royalty Base, and (iii) the person assuming operational control of such Specified Station agrees, in a writing to which Licensor is a party or a beneficiary, to provide revenue information for the station to Licensee and to be bound (and to require any successor operator to be bound) by the provisions of this Section 4.12 as though it were a party hereto and such Specified Station continued to be a Specified Station hereunder;

(d)           disaffiliate a Specified Station from a Network if (i) such Specified Station continues to be owned by Licensee and (ii) the average of the portion of the Royalty Base attributable to such Specified Station for each of the preceding two years continues to be included in the Royalty Base for the Term;

(e)           sell, transfer or otherwise dispose of WFTY-TV currently licensed to Smithtown, NY;

(f)           sell, transfer or otherwise dispose of a Station, if a law, rule, regulation or final, non-appealable binding order or decision of any governmental authority requires the Licensee to sell such Station (or to lose the license for such Station in 12 or fewer months if such sale does not occur), provided that Licensee shall use commercially reasonable efforts to replace such Station with a reasonably comparable station as promptly as reasonably practical; and

(g)           maintain and/or extend the term of its existing joint marketing and sales agreements on materially the same or better terms for Licensee as of the date hereof.

Section 4.12 shall not restrict a sale of all or substantially all of the assets of Broadcast Media Partners, Inc. in one or a series of related transactions, the sale of shares of Broadcast Media Partners, Inc., or a merger of Broadcast Media Partners, Inc.

The agreement memorialized in the letter regarding “Disposition of Networks” from Univision Communications Inc. to Alfonso de Angoitia, dated December 19, 2001, is hereby terminated and shall have no further force or effect.

5.           Special Programs, Co-Produced Programs and Other Special License Matters.

5.1           For purposes of this Agreement:

(a)           “Special Programs” means special programs such as the World Cup, other sporting events (other than soccer games played by teams in the Mexican Soccer League), political conventions, election coverage, parades, pageants, special variety shows and other non-episodic and non-continuing shows.

(b)           “Non-Televisa-Produced Special Programs” means Special Programs not produced directly or indirectly by or for Televisa.

(c)           “Televisa-Produced U.S. Special Programs” means Televisa-Produced Special Programs for which Licensor has adequate rights to license such Special Programs to Licensee under the terms of this Agreement.

(d)           “Televisa-Produced Non-U.S. Special Programs” means Televisa-Produced Special Programs for which Licensor does not have adequate rights to license such Special Programs to Licensee under the terms of this Agreement.

(e)           “Televisa-Produced Special Programs” means Special Programs directly or indirectly produced by or for Televisa.

5.2           Licensor shall use its best efforts, and shall cause its Affiliates to use their best efforts, to coordinate its Non-Televisa-Produced Special Program acquisitions with those of Licensee, so as to permit Licensee to participate therein and to acquire rights in the Territory to such programs on an advantageous basis and on terms satisfactory to Licensee; provided, however, that the obligation to use “best efforts” shall not be interpreted to include any obligation of Licensor or its Affiliates to expend additional money to permit Licensee’s participation or to acquire rights on an advantageous basis.

5.3           Televisa-Produced U.S. Special Programs shall be “Programs” for all purposes of this Agreement.

5.4           At the request of Licensee, Licensor shall use its best efforts, and shall cause its Affiliates to use their best efforts, to acquire broadcast rights in the Territory on terms satisfactory to Licensee for Televisa-Produced Non-U.S. Special Programs and any Co-Produced Program that falls within clause (i) (but not clause (ii)) of the definition of “Co-Produced Programs” in Section 1.2(b); provided, however, that the obligation to use its “best efforts” shall not be interpreted to include any obligation of Licensor to expend additional money, except to the extent reimbursed by the “Special Event Fee” (as defined below).  Such programs accepted by Licensee shall be licensed hereunder to Licensee for a license fee (such additional fee, the “Special Event Fee”) (which such Special Event Fee shall be in addition to the inclusion of revenues attributable to such programs in the Royalty Base) in the amount of the cost to Licensor of the acquisition of broadcast rights in the Territory to such program, such costs to be determined by the parties in good faith based on the portion of the total amount paid by Licensor for broadcast rights that is reasonably allocated to the acquisition of broadcast rights in the Territory.

5.5           Licensor shall offer Licensee in accordance with all applicable provisions of this Agreement all Co-Produced Programs that fall within clause (ii) of the definition of “Co-Produced Program” in Section 1.2(b) for which program Licensor has or can obtain adequate rights and licensing authority to offer such programs to Licensee in compliance with the terms and conditions of this Agreement.  Compensation to Licensor for all Co-Produced Programs accepted by Licensee under this Section 5.5 shall be in addition to the inclusion of revenues attributable to such Co-Produced Programs in the Royalty Base and shall be computed and paid in accordance with such terms as the parties may mutually agree in writing.  If the parties are unable to agree on the royalty for any Co-Produced Program within 10 days after such program is offered by Licensor, such program may be sold to others in the Territory, so long as Licensor in good faith determines that the terms and conditions applicable to such sale are more favorable to the Licensor than those offered by the Licensee in writing within such 10-day period.

6.           Unsold Advertising Time.

6.1           Advertising time on the Networks and Stations shall first be sold (including, but not limited to, by any type of barter, including as part of a transfer of assets or otherwise) to third party advertisers or used to make good on Audience Deficiency Units.  Subject to Section 6.2, advertising time that remains unsold may be utilized by Licensee at no cost for its own use (including, but not limited to, for public service announcements or for obtaining satellite or cable carriage of the Networks and/or Stations), and for use (a) by its divisions and controlled subsidiaries no matter the nature of their business and (b) as part of the consideration to acquire or make an investment in an unaffiliated third party in a strategic transaction in which Licensee acquires an equity interest of 20% or more of such third party, if such transaction (including the consideration) is approved by the board of Broadcast Media Partners, Inc. and the unsold advertising time does not exceed a reasonable amount as determined by the board of directors of Broadcasting Media Partners, Inc. on a transaction by transaction basis; provided, that if any such advertising time is used by Licensee for use by or promotion of any television network and/or television station the revenues related to which are not encompassed in the Royalty Base, then Licensor shall be entitled to twice the number of spots on such network and/or station in the same daypart.  Subject to Section 6.8, thereafter and after giving effect to Section 6.2, half of any remaining unsold inventory shall be provided to Licensor for use by Licensor or its Affiliates at no cost for promotion of any of their businesses; provided that Licensor and its Affiliates may not use such unsold inventory for promotion of (i) any television network that competes with a Network in the Territory or (ii) in the event that Programs (other than those that are permitted under Section 21(b)) are accessible in the Territory on a website, such website (it being understood and agreed that use of such inventory by Licensor or its Affiliates for any purposes other than those restricted by this proviso shall be permitted, including without limitation promotion of any other businesses  that may be competitive with businesses of Licensee or its Affiliates).  The immediately preceding sentence is without prejudice to Licensee’s position that Licensor does not have the right to transmit Programs into the Territory over the Internet (other than as permitted under Section 21(b)) and is without prejudice to Licensor’s position that it does.

6.2           Taking into account the settlement provided for in the Mutual Release and Settlement Agreement, dated as of even date herewith, by and among Televisa, S.A. de C.V., GT, Licensee, and Telefutura Network, notwithstanding Section 6.1, and subject to Section 6.3, Licensee guarantees that it will provide to Licensor an amount of advertising for each calendar year commencing with 2009 (the “Televisa Advertising”) with a gross value of not less than $59,000,000, subject to adjustment as set forth below (with respect to each calendar year, the “Guaranteed Base Advertising Amount”), and an additional amount of Televisa Advertising with a gross value of not less than $7,500,000 (with respect to each calendar year, the “Guaranteed Additional Advertising Amount” and, together with the Guaranteed Base Amount, the “Guaranteed Advertising Amount”), for use by Licensor or its Affiliates at no cost for promotion of any of their businesses; provided that Licensor and its Affiliates may not use such unsold inventory for promotion of (i) any television network that competes with a Network in the Territory or (ii) in the event Programs (other than those that are permitted under Section 21(b)) are accessible in the Territory on a website, such website (it being understood and agreed that use of such inventory by Licensor or its Affiliates for any purposes other than those restricted by this proviso shall be permitted, including without limitation promotion of any other businesses  that may be competitive with businesses of Licensee or its Affiliates)  The immediately preceding sentence is without prejudice to Licensee’s position that Licensor does not have the right to transmit Programs into the Territory over the Internet (other than as permitted under Section 21(b)) and is without prejudice to Licensor’s position that it does.  Starting on January 1, 2010, the Guaranteed Base Advertising Amount will be adjusted on the first day of each fiscal year in the Term based on the percentage increase from the prior fiscal year in the consumer price index published by the U.S. Bureau of Labor Statistics.  For example, if such index increases by 3% during fiscal year 2009 and by another 3% during fiscal year 2010, then the Guaranteed Base Advertising Amount shall be $60,770,000 for 2010 and $62,593,100 for 2011.  Licensee may be required to satisfy this Guaranteed Advertising Amount by allowing Televisa to use commercial time that Licensee or its subsidiaries would otherwise be entitled to use for its own purposes or to sell to third parties under Section 6.1.

6.3           No later than 10 business days before the beginning of a quarter, Licensor will inform Licensee of the advertising campaigns that it wants to run during the following quarter.  In any quarter, Licensee shall air no less than 20% of the Guaranteed Advertising Amount nor more than 30% of the Guaranteed Advertising Amount.  In any annual period (including fiscal year 2009 but excluding the last annual period of the Term), Licensee shall air no less than 95% of the Guaranteed Advertising Amount (excluding any make-up amount) and, in the event that it airs less than 100% of the Guaranteed Advertising Amount, shall make up for any such shortfall in the first quarter of the next annual period.  In the last annual period of the Term Licensee shall air no less than 100% of the Guaranteed Advertising Amount (excluding any make-up amount) and all make-up amounts.

6.4           Of the Guaranteed Advertising Amount, no less than 60% will be made available on the Networks and the remainder on the Stations.  Licensor may request, and Licensee will use best efforts to honor (and to cause the Stations and its Affiliates to honor) such requests, a diverse Station mix; provided that Licensee shall have no obligation to honor any specific request for any Station that is in excess of 3% of the value of the local gross advertising revenue for such Station during the prior year.  Licensee shall provide Licensor with an annual report within 90 days of the end of each fiscal year setting forth all gross advertising revenue from local advertising.

6.5           Each year during the upfront season, Licensee will provide Licensor with the annual commercial ratings upfront rate card in effect for the four quarters of the following broadcast year which is used to negotiate with third parties, gross of any advertising agency or similar commissions.  For the purpose of calculating the amount of Televisa Advertising to be furnished to Licensor at no cost in order to satisfy the Guaranteed Advertising Amount, all advertising on the Network will be priced at 80% of the amount set forth on such upfront rate card for such time slot, and all advertising on the Stations will be priced based on the monthly average rate for all advertising for such Station for the month of airing on a station by station and daypart by daypart basis, not including direct response and zero dollar spots.

6.6           Airing of the Televisa Advertising will be closely coordinated between Licensee and Licensor with the intention that Televisa’s advertising will be provided a reasonable advertising schedule, but recognizing that unaffiliated third party paid advertising will take precedence, subject to the last sentence of Section 6.2.  Licensee’s obligation to provide Licensor with the advertising hereunder is based on availability on the terms described in this Section 6, but in any event any Televisa Advertising would not air before 6:00 a.m. or after 1:00 a.m. within the applicable market.  Four days before the beginning of each week, Licensee will confirm to Licensor which network advertising will air during the following week, and to the extent Licensee is unable to confirm such week, it would attempt to confirm another week within the same quarter.  Licensee shall provide Licensor with pre-logs showing the planned advertising schedule at least one day in advance of the airing of any Televisa Advertising, and shall not permit any tampering with the tracking codes of any Televisa Advertising.  Within 90 days of the end of each calendar year, an officer of Licensee will provide to Licensor a report setting forth in reasonable detail the schedule and value of the Televisa Advertising provided during such year.  Licensee and Licensor shall each appoint a single contact person for the coordination, orders and confirmations described in this Section 6, which person (or his or her duly named substitute) shall be knowledgeable of these requirements and, in the case of Licensee, the availability of time on the Networks and Stations, and is able to provide further information if needed.

6.7           Notwithstanding anything to the contrary contained herein and in addition to any other obligations of Licensee contained herein, at least two-thirds of the Guaranteed Additional Advertising Amount shall be on a non-preemptable basis as would apply to a non-preemptable upfront advertiser.

6.8           Televisa and its Affiliates shall be permitted to purchase additional advertising time on the Networks which cannot be preempted by Licensee or its Affiliates, which time shall be sold for the lowest spot rate then being offered for a non-preemptable spot in the program during which such time is sold.

6.9           Licensor may not directly or indirectly make the advertising made available under this Section 6 available to Persons other than its Affiliates.  All material provided for broadcast by Licensor and its Affiliates shall comply with the quality standards for unaffiliated advertisers established by Licensee or its subsidiaries from time to time.  A copy of such standards will be provided to Licensor at least one week prior to Licensor’s material becoming subject thereto.  The then-current standards may not be changed in such a way as to intentionally and adversely impact the use by Televisa and its Affiliates of advertising time under this Section 6.

7.           Representations and Warranties.

7.1           Licensor hereby agrees, warrants and represents as follows:

(a)           Licensor is free to enter into and fully perform this Agreement;

(b)           Licensor has or will have the right to grant to Licensee the broadcast rights to the Accepted Programs in the Territory set forth in this Agreement, including but not limited to the necessary literary, artistic, technological and intellectual property rights and has secured or will secure all necessary written consents, permissions and approvals for incorporation into such Programs of the names, trademarks, likenesses and or biographies of all persons, firms, products, companies and organizations depicted or displayed in such Programs, and any preexisting film or video footage produced by third parties;

(c)           There are no and will not be any pending claims, liens, charges, restrictions or encumbrances on the Accepted Programs that conflict with the broadcast rights granted hereunder to such Programs in the Territory;

(d)           Licensor has paid or will pay all compensation, residuals, reuse fees, synchronization royalties, and other payments which must be made in connection with the Accepted Programs and in connection with exploitation of the rights herein granted to Licensee to any third parties including, but not limited to, musicians, directors, writers, producers, announcers, publishers, composers, on-camera and off-camera performers and other persons who participated in production of such Programs, and to any applicable unions, guilds or other labor organizations; provided, however, that Licensor has not acquired performing rights for performance in the Territory of the music contained in such Programs, which rights shall be obtained by Licensee; provided, further, however, that Licensor warrants and represents that all music is available for licensing through ASCAP, BMI or SESAC (or any successor or similar entity in the United States) or is in the public domain or is owned or controlled by Licensor to the extent necessary to permit broadcasts hereunder in the Territory and no additional clearance or payment is required for such broadcast;

(e)           The main and end titles of the Accepted Programs and all publicity, promotion, advertising and packaging information and materials supplied by Licensor will contain all necessary and proper credits for the actors, directors, writers and all other persons appearing in or connected with the production of such Programs who are entitled to receive credit and comply with all applicable contractual, guild, union and statutory requirements and agreements;

(f)           Exercise of the broadcast rights to the Accepted Programs in the Territory will not infringe on any rights of any third party, including but not limited to copyright, patent, trademark, unfair competition, contract, property, defamation, privacy, publicity or “moral rights” (to the extent such moral rights are recognized by U.S. law);

(g)           Except to the extent expressly permitted by this Agreement, Licensor has not and will not grant or license to others, and will not itself exercise, any rights to broadcast any Program in or to the Territory, including, but not limited to, by way of any broadcast over the radio of any audio portion of any Accepted Program that is a novela in the Territory (other than spill-over from Licensor’s border radio stations in Mexico).

(h)           Each and every one of the representations and warranties made by Licensor herein shall survive the Broadcast Period for each Accepted Program;

(i)           To the extent Section 507 (as defined in Section 3.6 above) is applicable, no Accepted Program includes or will include any matter for which any money, service or other valuable consideration is directly or indirectly paid or promised to Licensor by a third party, or accepted from or charged to a third party by Licensor, unless such is disclosed in accordance with Section 507.  Licensor shall exercise reasonable diligence to inform its employees, and other persons with whom it deals directly in connection with such programs, of the requirements of Section 507; provided, however, that no act of any such employee or of any independent contractor connected with any of the programs, in contravention of the provisions of Section 507, shall constitute a breach of the provisions of this paragraph unless Licensor has actual notice thereof and fails promptly to disclose such act to Licensee.  As used in this paragraph, the term “service or other valuable consideration” shall not include any service or property furnished without charge or at a nominal charge for use in, or in connection with, any of the programs “unless it is so furnished in consideration for an identification in a broadcast of any person, product, service, trademark or brand name beyond an identification which is reasonably related to the use of such service or property on the broadcast,” as such terms are used in Section 507.  No inadvertent failure by Licensor to comply with this paragraph shall be deemed a breach of this Agreement; and

(i)           For purposes of this Section 6.1 only, “Accepted Programs”  shall be deemed to include Televisa Produced U.S. Special Programs to the extent broadcast by Licensee.

7.2           Licensee hereby agrees, warrants and represents that Licensee is free to enter into and fully perform this Agreement.

7.3           Licensor further agrees that, while it has no obligation to do so, if it secures a producer’s (Errors and Omissions) liability policy covering the Programs, or any part thereof, it will cause Licensee to be named as an additional insured on such policy and will cause a certificate of insurance to be promptly furnished to Licensee, provided, however, that the inclusion of Licensee as an additional insured does not result in any additional cost or expense to Licensor.  Licensor will notify Licensee when such insurance is obtained and, after obtained if cancelled.  Any such insurance as to which Licensee is an additional insured shall be primary as to Licensee and not in excess of or contributory to any other insurance provided for the benefit of or by Licensee.

8.           Indemnification.

8.1           Licensor agrees to hold Licensee, its partners, the partners of any partnership that is a partner of Licensee, officers, employees, and agents and the shareholders, officers, directors, employees and agents of the partners or any corporation or partnership that is a partner of Licensee (collectively the “Licensee Indemnitees”), harmless, from any claims, deficiencies, assessments, liabilities, losses, damages, expenses (including, without limitation, reasonable fees and expenses of counsel) (collectively, “Losses”) which any Licensee Indemnitee may suffer by reason of Licensor’s breach of, or non-compliance with, any covenant or provision herein contained or the inaccuracy of any warranty or representation made in this Agreement and any such damages shall be reduced by:  (i) the amount of any net tax benefit ultimately accruing to Licensee on account of Licensee’s payment of such claim; (ii) insurance proceeds which Licensee has or will receive in connection with such claim; and (iii) any recovery from third parties in connection with such claim; provided, however, that Licensor shall not delay payment of its indemnification obligations hereunder pending resolution of any tax benefit or insurance or third party claim if Licensee provides Licensor with an undertaking to reimburse Licensor for the amount of any such claim ultimately received; and provided, further, that Licensee shall have no obligation to obtain any such insurance proceeds or recovery from third parties if and to the extent Licensor is subrogated (in form and substance satisfactory to Licensor) to licensee claims in respect of such insurance or third parties.

8.2           Licensee agrees to indemnify Licensor, its direct and indirect shareholders and all officers, directors, employees and agents of any of the foregoing (the “Licensor Indemnitees”) against and hold the Licensor Indemnitees harmless from any and all Losses incurred or suffered by any Licensor Indemnitee arising out of a breach by Licensee of the representations, warranties, covenants or agreements made or to be performed by it pursuant hereto, or arising out of any program or commercial material (apart from the Programs) furnished by Licensee and any such damages shall be reduced by:  (i) the amount of any net tax benefit ultimately accruing to Licensor on account of Licensor’s payment of such claim; (ii) insurance proceeds which Licensor has or will receive in connection with such claim; and (iii) any recovery from third parties in connection with such claim; provided, however, that Licensee shall not delay payment of its indemnification obligations hereunder pending resolution of any tax benefit or insurance or third party claim if Licensor provides Licensee with an undertaking to reimburse Licensee for the amount of any such claim ultimately received; and provided, further, that Licensor shall have no obligation to obtain any such insurance proceeds or recovery from third parties if and to the extent Licensee is subrogated (in form and substance satisfactory to Licensee) to Licensor claims in respect of such insurance or third parties.

8.3           The following procedures shall govern all claims for indemnification made under any provision of this Agreement.  A written notice (an “Indemnification Notice”) with respect to any claim for indemnification shall be given by the party seeking indemnification (the “Indemnitee”) to the party from which indemnification is sought (the “Indemnitor”) within thirty (30) days of the discovery by the indemnitee of such claim, which Indemnification Notice shall set forth the facts relating to such claim then known to the Indemnitee (provided that failure to give such Indemnification Notice as aforesaid shall not release the Indemnitor from its indemnification obligations hereunder unless and to the extent the Indemnitor has been prejudiced thereby).  The party receiving an Indemnification Notice shall send a written response to the party seeking indemnification stating whether it agrees with or rejects such claim in whole or in part.  Failure to give such response within ninety (90) days after receipt of the Indemnification Notice shall be conclusively deemed to constitute acknowledgment of validity of such claim.  If any such claim shall arise by reason of any claim made by third parties, the Indemnitor shall have the right, upon written notice to Indemnitee within 30 days after receipt of the Indemnification Notice, to assume the defense of the matter giving rise to the claim for indemnification through counsel of its selection reasonably acceptable to Indemnitee, at Indemnitor’s expense, and the Indemnitee shall have the right, at its own expense, to employ counsel to represent it; provided, however, that if any action shall include both the Indemnitor and the Indemnitee and there is a conflict of interest because of the availability of different or additional defenses to the Indemnitee, the Indemnitee shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the Indemnitor’ s expense.  The Indemnitee shall cooperate fully to make available to the Indemnitor all pertinent information under the Indemnitee’s control as to the claim and shall make appropriate personnel available for any discovery, trial or appeal.  If the Indemnitor does not elect to undertake the defense as set forth above, the Indemnitee shall have the right to assume the defense of such matter on behalf of and for the account of the Indemnitor; provided, however, the Indemnitee shall not settle or compromise any claim without the consent of the Indemnitor, which consent shall not be unreasonably withheld.  The Indemnitor may settle any claim at any time at its expense, so long as such settlement includes as an unconditional term thereof the giving by the claimant of a release of the Indemnitee from all liability with respect to such claim.

9.           Term.  The term of this Agreement (the “Term”) shall be until December 19, 2017.  Any license in effect for any Program at the end of the Term shall continue through the Broadcast Period for such applicable Program with no right of re-license or extension at the end thereof, and all of the rights and obligations of the parties under this Agreement with respect to such license will continue through the Broadcast Period for such Program, it being agreed that the parties shall enter into mutually satisfactory royalty arrangements with respect to the Broadcast Period following the termination of this Agreement in order to compensate Licensor for the use of Programs during such period and, if the parties are unable to agree upon such royalty arrangements, the amount thereof shall be determined based on prevailing market conditions.  For Programs that commence broadcast on the Networks in the final year of the Term, Licensee must commence the broadcast of the Program on one of such Networks over at least 70% of such Network’s coverage (as determined by the number of Hispanic television households potentially reached by the applicable Network) and shall continue to broadcast the Program without substantial interruption over such minimum of 70% network coverage until the conclusion of the Broadcast Period for such Program.

For purposes of this Agreement only:

(a)           “Broadcast Period” means

(i)           for novelas or other Programs with a plot line continuing through more than one episode, the time necessary to broadcast all episodes on a continuing basis without substantial interruption and

(ii)           for all other programs (excluding one-program shows), (x) for weekly programs, the time period necessary to broadcast 26 episodes of the Program without substantial interruption, which under normal circumstances is expected to be 26 continuous weeks and (y) for daily programs (Monday through Friday), 26 weeks.

(b)           “without substantial interruption” means that the Programs will be scheduled and run on a continuing periodic basis except for occasional network preemption to accommodate one-time specials or programs which, because of their nature or timeliness or because of FCC Rules, must in Licensee’s reasonable judgment be broadcast in lieu of the regularly scheduled Program.

In addition, this Agreement may be terminated by either party in the event that the other party (i) materially breaches its obligations hereunder and fails to cure such breach within 180 days of notice thereof (90 days for failure to pay the Royalty when due) by the party seeking termination (which notice shall describe the breach in reasonable detail); provided, however, that the inaccuracy of any of Licensor’s representations and warranties contained in Section 7 hereof shall not be deemed to be a breach of its obligations for purposes of this Section 9 to the extent that Licensor satisfies its indemnification obligations with respect to such inaccuracy, or (ii) asserts Force Majeure under Section 10 as a relief from substantially all of its obligations hereunder for a period in excess of one year.

10.           Force Majeure.  Neither party hereto shall be liable for or suffer any penalty or termination of rights hereunder by reason of any failure or delay in performing any of its obligations hereunder if such failure or delay is occasioned by compliance with governmental regulation or order, or by circumstances beyond the reasonable control of the party so failing or delaying, including but not limited to acts of God, war, insurrection, fire, flood, accident, strike or other labor disturbance, interruption of or delay in transportation (a “Force Majeure Event”).  Each party shall promptly notify the other in writing of any such event of force majeure, the expected duration thereof, and its anticipated effect on the party affected and make reasonable efforts to remedy any such event, except that neither party shall be under any obligation to settle a labor dispute.  If Licensor is prevented by a Force Majeure Event from delivering any Accepted Program to Licensee, the running of the time period for purposes of computing the applicable Broadcast Period for such Program shall be suspended and, if such Force Majeure Event prevents Licensor from delivering any substitute Programs to Licensee, then Licensee’s obligations to pay the Royalty under Section 4.1 hereof shall be reduced (but not below zero) for the time period or periods so affected to the extent necessary to compensate Licensee for the cost of obtaining substitute programming.

11.           Modification.  This Agreement shall not be modified or waived in whole or in part except in writing signed by an officer of the party to be bound by such modification or waiver.  In the event that Licensee’s fiscal year is changed so that it is not on a calendar year, the parties shall make such modifications to this Agreement as are necessary to reflect such change but as do not substantively impact any of the parties’ rights or obligations hereunder.

12.           Waiver of Breach.  A waiver by either party of any breach or default by the other party shall not be construed as a waiver of any other breach or default whether or not similar and whether or not occurring before or after the subject breach.

13.           Jurisdiction; Venue; Service of Process.  Each of the parties irrevocably submits to the jurisdiction of any California State or United States Federal court sitting in Los Angeles County in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and irrevocably agrees that any such action or proceeding may be heard and determined only in such California State or Federal court.  Each of the parties irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action or proceeding.  Each of the parties irrevocably appoints CT Corporation System (the “Process Agent”), with an office on the date hereof at 818 West 7th Street, Los Angeles, CA, 90017 as his or its agent to receive on behalf of him or it and his or its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding.  Such service may be made by delivering a copy of such process to any of the parties in care of the Process Agent at the Process Agent’s above address, and each of the parties irrevocably authorizes and directs the Process Agent to accept such service on its behalf.  As an alternate method of service, each of the parties consents to the service of copies of the summons and complaint and any other process which may be served in any such action or proceeding by the mailing or delivery of a copy of such process to such party at its address specified in or pursuant to Section 14.  Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

14.           Notices.  All notices and other communications required or permitted hereunder shall be in writing, shall be deemed duly given upon actual receipt, and shall be delivered (a) in person, (b) by registered or certified mail (air mail if addressed to an address outside of the country in which mailed), postage prepaid, return receipt requested, (c) by a generally recognized overnight courier service which provides written acknowledgment by the addressee of receipt, or (d) by facsimile or other generally accepted means of electronic transmission (provided that a copy of any notice delivered pursuant to this clause (d) shall also be sent pursuant to clause (b)), addressed as set forth in Schedule 14 or to such other addresses as may be specified by like notice to the other parties.

15.           Assignments.  Either of the parties may assign its rights hereunder and delegate its duties hereunder, in whole or in part, to an Affiliate capable to perform the assignor’s obligations hereunder, and either of the parties may assign its rights hereunder and delegate its duties hereunder to any person or entity to which all or substantially all of such party’s businesses and assets are pledged or transferred.  No such assignment or delegation shall relieve any party of its obligations hereunder.  Any such assignment or delegation authorized pursuant to this Section 15 shall be pursuant to a written agreement in form and substance reasonably satisfactory to the parties.  Except as otherwise expressly provided herein, neither this Agreement nor any rights, duties or obligations hereunder may be assigned or delegated by any of the parties, in whole or in part, whether voluntarily, by operation of law or otherwise; provided, however, that Licensor may assign, grant a security interest in or otherwise transfer its rights to payment hereunder in connection with one or more financings.  Any attempted assignment or delegation in violation of this prohibition shall be null and void.  Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the parties.  Nothing contained herein, express or implied, is intended to confer on any person other than the parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

16.           Governing Law.  This Agreement and the legal relations among the parties shall be governed by and construed in accordance with the laws of the State of California applicable to contracts between California parties made and performed in that State, without regard to conflict of laws principles.

17.           Further Assurances.  Each party hereto agrees to execute any and all additional documents and do all things and perform all acts necessary or proper to further effectuate or evidence this Agreement including any required filings with the U.S. Copyright Office.

18.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original instrument and all of which, when taken together, shall constitute one and the same agreement.

19.           Severability.  If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, then the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated; provided that the aggregate of all such provisions found to be invalid or unenforceable does not materially affect the benefits and obligations of the parties of the Agreement taken as a whole.

20.           Specific Performance.  The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties may be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction pursuant to Section 13, this being in addition to any other remedy to which they are entitled at law or in equity.

21.           Internet.  Without prejudice to the position of either party, the existing provisions of Section 24 of the Second Amended and Restated Program License Agreement shall remain unchanged.  Accordingly:

(a)           Notwithstanding anything to the contrary contained in this Agreement, for a period of five (5) years from the Restatement Date (December 19, 2001), except to the extent permitted by paragraphs (b) and (c) below, and after the fifth anniversary of the Restatement Date (December 19, 2001), except to the extent permitted by paragraphs (b) and (c) below, and except to the extent, if any, otherwise permitted by this Agreement or the Memorandum of Agreement dated as of December 19, 2001 between Televisa and UCI relating to Pay Television or implementing documents (i) Licensee may not broadcast or otherwise transmit, or permit others to broadcast or otherwise transmit, any Program or any portion thereof over or by means of the internet, or similar systems, now existing or hereafter developed (“Internet”) and (ii) Licensor may not broadcast or otherwise transmit, or permit others to broadcast or otherwise transmit, Programs covered by this Agreement (or any portion thereof) over or by means of the Internet.

(b)           Licensor shall have the right to broadcast or otherwise transmit, or permit others to broadcast or otherwise transmit, over or by means of the Internet “clips” from Programs covered by this Agreement so long as (i) in the case of novelas, clips from any episode of a Program may not exceed 30 seconds in the aggregate in duration and no clips may be used which are from any of the last 5 chapters of any such novela or from any portion of any episode that reveals the resolution of any plot or conflict (provided that such restriction regarding final chapter clips and clips revealing plot or conflict resolution with respect to any novela shall not be applicable before 6 months prior to UCI’s broadcast of such novela and UCI will give Licensor reasonable notice to enable Licensor to comply with this restriction), (ii) in the case of Programs (other than novelas and sports events) clips from any episode of a Program may not exceed 60 seconds in the aggregate in duration and (iii) in the case of sports events, clips are (a) to be carried with at least a 5 minute delay from the live event and (b) limited to highlights of such event of not more than 2 minutes per highlight clip and 10 minutes in the aggregate.

(c)           To the extent appropriate technology exists or is hereafter developed so that video images through a streaming media or other similar application (hereinafter “streaming video”) can be sold through the Internet on a subscription basis, then Licensor and its Affiliates may exploit, or permit others to exploit, outside the Territory the sale of Programs selected by Televisa (all such Programs being referred to as “Televisa Internet Content”) via the Internet on a subscription basis only; provided that Televisa or such other person uses commercially reasonable efforts to prohibit reception of such Televisa Internet Content in Territory.

(d)           Effective December 19, 2006, for the purposes of determining the rights of Licensor and its Affiliates with respect to the Internet, Section 1.3 of this Agreement reverted to the provisions of Section 1.3 as in effect immediately prior to December 19, 2001 as set forth on Exhibit A hereto, and no presumption shall be implied or created by the modification to Section 1.3 as of December 19, 2001, or the agreements and transactions entered into by Licensor and Licensee and their respective Affiliates as of December 19, 2001, it being acknowledged and agreed that Licensor and Licensee disagree as to the rights of Licensor and its Affiliates under Section 1.3 as in effect prior to the Restatement Date (December 19, 2001) and Licensor and Licensee and their respective Affiliates reserve all rights.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

TELEVISA, S.A. DE C.V.

By:	/s/ Alfonso de Angoitia
Name: Alfonso de Angoitia
Title: Attorney-In-Fact

By:	/s/ Joaquín Balcárcel
Name: Joaquín Balcárcel
Title: Attorney-In-Fact

UNIVISION COMMUNICATIONS, INC.

By:	/s/ Douglas Kranwinkle
Name: Douglas Kranwinkle
Title: General Counsel

Exhibit A

1.3           Licensor and its Affiliates shall have the right and ability to, and to permit others to:  (i) transmit or re-transmit in any electronic form or other means, from any television station in Mexico, or via satellite which receives its signal from any earth station or other facility in Mexico, any Programs which may also be covered by this Agreement, notwithstanding the fact that such transmissions or re-transmissions may be viewed in the Territory, provided that neither Licensor nor its Affiliates consent to the retransmission of such Programs by any television station in the Territory or by any cable system in the Territory that is located beyond 35 miles from the community of license of any transmitting television station in Mexico transmitting the Programs (any such cable re-transmission within such 35 mile limit being hereby expressly permitted); and (ii) market and promote and otherwise generate revenues (including, but not limited to, the sale of advertising time) attributable to the ability of viewers in the Territory to receive such Programs.

Schedule 14

If to Licensor:

Televisa, S.A. de C.V.
Av. Vasco de Quiroga, 2000
Edificio A, Piso 4
Col. Zedec Santa Fe
01210 Mexico, Distrito Federal
Attn: Salvi Folch / Joaquín Balcárcel
Facsimile No.:  (52)55.261.25.46

With a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10018
United States of America
Attn:Herbert M. Wachtell, Esq.
Joshua R. Cammaker, Esq.
Facsimile No.:  212-403-2000

If to Licensee:

Univision Communications, Inc.
5999 Center Drive
Los Angeles, California  90045
Attn:  Phyllis Verdugo
Facsimile No.:  (310) 348-3677

With a copy to:

O'Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, California  90067
Attn:  Steven L. Grossman
Facsimile No.:  (310) 246-6727

GUARANTY

For and in consideration of the execution by UNIVISION COMMUNICATIONS INC. (“Licensee”) of that Third Amended and Restated Program License Agreement (the “License Agreement”; terms not defined herein shall have the meaning given to them in the License Agreement), between Licensee and TELEVISA INTERNACIONAL, S.A de C.V. (“Licensor”), of even date herewith, GRUPO TELEVISA, S.A.B. (“Guarantor”) hereby agrees as follows:

1.           Guarantor confirms and joins in the representations and warranties made by Licensor in Section 7 of the License Agreement;

2.           Guarantor agrees that for the term of the License Agreement it and its Affiliates will produce each year for Licensee’s use at least 8,531 hours of Programs which Programs will be representative of the quality of Programs produced by Licensor and its Affiliates during calendar year 2000.  Of such 8,531 hours, (i) for each of the first five years following the Restatement Date (December 19, 2001), Guarantor agrees that it or its Affiliates will produce on an annual basis novelas sufficient for five hours per day, five days per week; and (ii) for each year following the fifth anniversary of the Restatement Date (December 19, 2001), Guarantor agrees that it or its Affiliates will produce on an annual basis novelas sufficient for the lower of (a) five hours per day, five days per week or (b) five times the sum of (x) the average number of hours per day in the preceding year during which novelas are broadcast on the Univision Network during prime time hours plus (y) one hour.  If after the fifth anniversary of the Restatement Date (December 19, 2001) the popularity of novelas in Mexico materially decreases, Guarantor may request that the minimum novela production requirements be lowered with the addition of a mutually agreeable corresponding production requirement in a different genre, and Licensee will negotiate such proposals with Guarantor in good faith, based on the popularity of novelas and the different genre in the United States.  Except with respect to the hours of novelas described above, nothing herein shall require Guarantor to produce any particular type or mix of programs.  The provision of this Section 2 shall be subject to force majeure as provided in Section 10 of the License Agreement.

3.           Guarantor guarantees the full performance by Licensor of all of its obligations under the License Agreement and further agrees to be bound, and cause its Affiliates to be bound, by the provisions of the License Agreement applicable to it or such Affiliates, as the case may be.

4.           Guarantor irrevocably submits to the jurisdiction of any California State or United States Federal court sitting in Los Angeles County in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and irrevocably agrees that any such action or proceeding may be heard and determined only in such California State or Federal court.  Guarantor irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action or proceeding.  Guarantor irrevocably appoints CT Corporation System (the “Process Agent”), with an office on the date hereof at 818 West 7th Street, Los Angeles, CA 90017 as its agent to receive on behalf of it and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding.  Such service may be made by delivering a copy of such process to Guarantor in care of the Process Agent at the Process Agent’s above address, and Guarantor irrevocably authorizes and directs the Process Agent to accept such service on its behalf.  As an alternate method of service, Guarantor consents to the service of copies of the summons and complaint and any other process which may be served in any such action or proceeding by the mailing or delivering of a copy of such process to Licensor at its address specified in or pursuant to Section 14 of the License Agreement.  Guarantor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

5.           This Agreement and the legal relations among the parties shall be governed by and construed in accordance with the laws of the State of California applicable to contracts between California parties made and performed in that State, without regard to conflict of laws principles.

6.           Guarantor agrees that its obligations hereunder (the “Obligations”) are irrevocable, absolute, independent, unconditional and continuing, and shall not be subject to any limitation, impairment or discharge for any reason, including any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than indefeasible performance in full of the Obligations.  Guarantor hereby waives notice of acceptance of this guaranty, presentments, notices of default, nonpayment, partial payments and protest, all other notices or formalities, any right to require prosecution of collection or remedies  against Licensor or any other person or entity or to pursue any other remedy in Licensee’s power.  Without limiting the generality of any other waiver or provision set forth herein, Guarantor hereby waives, to the maximum extent such waiver is permitted by law, any and all defenses arising directly or indirectly under any one or more of California Civil Code §§ 2808, 2809, 2810, 2815, 2819, 2839, 2849, 2850, 2899 and 3433.  Guarantor agrees that one or more, and successive and/or concurrent, actions may be brought against it, either in the same action in which Licensor or any other person is sued on in separate actions and that the cessation of the liability of Licensor for any reason, other than full payment and performance of the obligations, shall not in any way affect the liability of the undersigned hereunder.

The rights, powers and remedies given to Licensee by this Guaranty are cumulative and shall be in addition to and independent of all rights, powers and remedies given to Licensee by virtue of any statute or rule of law or in the license agreement.  Any forbearance or failure to exercise, or any delay by Licensee in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

In case any provision in or Obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or Obligations, or of such provision or Obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

This Guaranty is a continuing guaranty and shall be binding upon Guarantor and its successors and assigns.  This Guaranty shall inure to the benefit of Licensee and its successors and assigns.

To the extent Guarantor is guaranteeing payment obligations of Licensor under the terms of the License Agreement (“Payment Obligations”), this guaranty is a guaranty of payment when due and not of collectibility.  Licensee may from time to time, without notice or demand and without affecting the validity or enforceability of this Guaranty or giving rise to any limitation, impairment or discharge of Guarantor’s liability hereunder, (i) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the obligations of Licensor or any agreement relating thereto; (ii) have stayed or enjoined, by order of court, by operation of law or otherwise, the exercise or enforcement of, any claim or demand or any right, power or remedy with respect to the obligations of Licensor or any agreement relating thereto; (iii) waive, amend or modify, or consent to departure from, any of the terms or provisions of the License Agreement; and (iv) omit or delay in doing any act or thing, which may or might in any manner or to any extent vary the risk of Guarantor as an obligor in respect of the obligations.

Guarantor hereby waives, for the benefit of the Licensee:  (i) any defense arising by reason of the incapacity or lack of authority of Licensor; (ii) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; and (iii) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and any legal or equitable discharge of Guarantor’s obligations hereunder.

Until any Payment Obligations shall have been paid in full, Guarantor shall withhold exercise of any right of subrogation.  Guarantor further agrees that, to the extent the withholding of its rights of subrogation as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation Guarantor may have against Licensor shall be junior and subordinate to any rights Licensee may have against Licensor.

In the event that all or any portion of any Payment Obligations are paid by Licensor, the obligations of Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from Licensee as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Payment Obligations for all purposes under this Guaranty.

7.           Guarantor shall not be liable for or suffer any penalty or termination of rights hereunder by reason of any failure or delay in performing any of its obligations hereunder if such failure or delay is occasioned by compliance with governmental regulation or order, or by circumstances beyond the reasonable control of Guarantor, including but not limited to acts of God, war, insurrection, fire, flood, accident, strike or other labor disturbance, interruption of or delay in transportation.  Guarantor shall promptly notify Licensee in writing of any such event of force majeure, the expected duration thereof, and its anticipated effect on Licensee and make reasonable efforts to remedy any such event, except Guarantor shall be under no obligation to settle a labor dispute.

DATED:  January 22, 2009

GRUPO TELEVISA, S.A.B.

By:	/s/ Alfonso de Angoitia
Name: Alfonso de Angoitia
Title: Attorney-In-Fact

By:	/s/ Joaquín Balcárcel
Name: Joaquín Balcárcel
Title: Attorney-In-Fact

Name:
Title:

Accepted and Agreed:

UNIVISION COMMUNICATIONS INC.

By:   /s/ Douglas Kranwinkle
Name:  Douglas Kranwinkle
Title:    General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 30, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Vice President, Controller